

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 11, 2013

Mr. Steven Grigoriou, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

RE: The GAMCO Global Gold, Natural Resources & Income Trust by Gabelli
      333-186097; 811-21698

Dear Mr. Grigoriou:

        We have reviewed the registration statement on Form N-2 for The GAMCO Global Gold,
Natural Resources & Income Trust by Gabelli (the "Fund"), filed with the Securities and
Exchange Commission on January 18, 2013. We have the following comments:

Prospectus

Prospectus Summary

1. Under the heading, "Investment Objectives and Policies," the disclosure states, "The
    Fund will invest at least 25% of its assets in the equity securities of companies principally
    engaged in the exploration, mining, fabrication, processing, distribution or trading of gold
    or the financing, managing, controlling or operating of companies engaged in 'gold-
    related' activities." Please define gold-related activities and provide examples. In
    addition, please explain why companies that finance, manage, control or operate other
    companies engaged in gold-related activities are included in the gold industry.

2. Under the heading, "Investment Objectives and Policies," the disclosure states, "[T]he
    Fund will invest at least 25% of its assets in the equity securities of companies principally
    engaged in the exploration, production, or distribution of natural resources, such as gas,
    oil, paper, food and agriculture, forestry products, metals and minerals as well as related
    transportation companies and equipment manufacturers." Please explain why
    transportation companies and equipment manufacturers are included in the natural
    resources industry.

3. Under the heading, "Investment Objectives and Policies," the disclosure states, "An
    issuer will be treated as being located outside the United States if it is either organized or
    headquartered outside of the United States and has a substantial portion of its operations
    or sales outside the United States." Please verify that "a substantial portion" is at least
    50% of the company's operations or sales.

4. Under the heading, "Investment Objectives and Policies," it states that other Fund investments may include derivative instruments. If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

5. Under the heading, "Risk Factors and Special Considerations," please include risk disclosure for holders of preferred shares.

6. Under the heading "Management and Fees," please use the term "managed assets" instead of "net assets" when discussing the calculation of the management fee. Please make this change here and throughout the registration statement including the prospectus supplements.

Summary of Fund Expenses

7. Please remove the line item "Total annual fund operating expenses and dividends on preferred shares" from the fee table.

8. In the paragraph above the expense example, the disclosure states, "The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $1 from the issuance of $250 million in common shares) you would pay on a $1,000 investment in common shares." Please also include the expenses for the $100 million offering of preferred shares.

Financial Highlights

9. Please include the financial highlights for the year ended December 31, 2012.

Risk Factors and Special Considerations

10. Similar to Comment 5 above, please include the risks to holders of preferred shares.

Prospectus Supplements

11. Please include a prospectus supplement for Preferred Shares.

Statement of Additional Information

12. Please incorporate by reference the December 31, 2012 annual report after it has been filed with the Commission.

General

13. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant